Exhibit 99.1

News Release For further information, please contact:
5790 Widewaters Parkway, DeWitt, N.Y. 13214	Scott A. Kingsley, EVP & Chief Financial Officer Office: (315) 445-3121

Community Bank System Reports
  Third Quarter 2016 Results

- GAAP earnings of $27.2 million, or $0.61 per share
- Increased dividend for the 24th consecutive year

                        SYRACUSE, N.Y. — October 24, 2016 — Community Bank System, Inc. (NYSE: CBU) reported third quarter 2016 net income of $27.2 million, an increase of 8.5% compared with $25.0 million earned for the third quarter of 2015.  Diluted earnings per share totaled $0.61 for the third quarter of 2016, compared to $0.60 per share reported in the third quarter of last year.  Fully diluted shares outstanding increased 3.4 million shares from the third quarter of 2015, principally from shares issued in the fourth quarter of 2015 for the stock portion of consideration for the Oneida Financial acquisition.  2016 year-to-date net income of $77.4 million, or $1.74 per share, was 8.8% above the $71.2 million of earnings for the first nine months of 2015, or $1.72 per share.

"Our solid third quarter operating results were a result of consistent tactical execution on our core strategic objectives, including growing revenues from organic and acquired opportunities while maintaining disciplined operating expense management," said President and Chief Executive Officer, Mark E. Tryniski.  "As we celebrate our 150th year anniversary in 2016, the strength of our company continues to be driven by the commitment of our employees.  Through their hard work and dedication, we continue to consistently deliver above-peer financial results.  We remain well positioned to provide the right products and services to our customers so that they may achieve their financial objectives as we continue to create value for our shareholders."

Total revenue for the third quarter of 2016 was $108.4 million, an increase of $14.7 million, or 15.6%, over the prior year quarter, and included the impact of the Oneida Financial transaction completed in December of last year.  The higher revenue was generated as a result of a 7.9% increase in average earning assets and continued acquired and organic growth in noninterest income, combined with a two basis-point increase in net interest margin from the prior year quarter.  A combination of acquired and organic growth resulted in a $6.3 million, or 39.8% increase in wealth management, insurance, and employee benefit services revenues compared to the third quarter of last year.  Deposit service fees increased 10.7% year-over-year, the result of increased card-related revenues offset by modestly lower fees from account overdraft protection programs, including the additional activities from the Oneida transaction.  The current quarter's results also included $1.0 million of nonrecurring insurance-related gains.  The quarterly provision for loan losses of $1.8 million was consistent with the $1.9 million reported in the third quarter of 2015, reflective of comparable credit trends and loan portfolio growth.  Non-performing asset and delinquent loan ratios improved somewhat from the prior year, and remain at very favorable and manageable levels.  Total operating expenses of $66.2 million for the quarter were $10.1 million, or 18.1% above the third quarter of 2015, and included the incremental operating expenses from the Oneida Financial acquisition.  The third quarter of 2015 also included $0.6 million of acquisition expenses.  Certain statutory changes to state tax rates and structures along with a lower proportion of tax-exempt income resulted in a quarterly effective tax rate of 32.8% in the third quarter of 2016, compared to 30.0% in the third quarter of 2015, an outcome that resulted in a two cent per share headwind compared to the prior year.

Third quarter 2016 net interest income was $68.5 million, an increase of $6.1 million, or 9.8%, compared to the third quarter of 2015.  Modestly improved funding costs combined with a one basis point improvement in earning asset yields to produce the net two basis-point increase in year-over-year net interest margin.  While average loan balances grew $626.5 million, or 14.6%, average loan yields declined four basis points year-over-year, resulting in a $6.7 million increase in quarterly loan interest income.  Quarterly loan income also included $0.5 million of early termination fees on an unusually high level of unscheduled commercial payoffs, of over $32 million in the quarter.  Investment interest income was $0.6 million lower than the third quarter of 2015 as average investment securities (including cash equivalents) declined by $66.4 million, and the yield declined seven basis points.  Third quarter 2016 interest expense was $0.1 million lower than the previous year's quarter, driven by an $872.6 million increase in average deposits and a $348.4 million decline in average borrowings, including the impact of the Oneida acquisition.  Wealth management, insurance and employee benefit services revenues increased $6.3 million, or 39.8%, compared to the third quarter of 2015, to $22.2 million, principally from the acquired activities of Oneida Financial.  Revenues from mortgage banking and other banking services increased $0.8 million from the third quarter of 2015, and included nearly $1.0 million in non-recurring, insurance-related gains.

Third quarter 2016 operating expenses of $66.2 million increased $10.1 million over the third quarter of 2015, including the operating activities added from the Oneida Financial transaction.  Salaries and employee benefits increased $7.1 million, or 22.8%, and included personnel added from the Oneida transaction as well as planned merit increases.  All other expenses increased 12.2% and reflected the occupancy, equipment and other operating costs of Oneida, including higher intangible amortization, compared to the third quarter of 2015.  The third quarter and year-to-date 2016 effective income tax rates of 32.8% and 32.7%, respectively, were higher than the 30.0% and 30.5%, in last year's comparable periods.  Third quarter 2016 operating expenses were consistent with the second quarter of this year despite an additional day of payroll.

Financial Position

Average earning assets of $7.68 billion for the third quarter of 2016 were up $560.1 million from the third quarter of 2015, and were $29.6 million higher than the second quarter of 2016.  Compared to the prior year, total average earning asset balances included acquired and organic growth of $626.5 million in average loan balances, while average investment securities and interest-earning cash balances decreased by $66.4 million.   Average deposit balances grew $872.6 million compared to the third quarter of 2015, and were $74.5 million lower than the second quarter of 2016, as seasonally expected.  Average borrowings in the third quarter of 2016 of $327.6 million, were $78.3 million higher than the second quarter of this year.

Ending loans at September 30, 2016 increased $627.1 million, or 14.5%, year-over-year, reflecting productive organic growth in almost every one of the Company's lending portfolios, and loans acquired in the Oneida Financial transaction.  Ending loans increased $35.8 million in the third quarter of 2016, as solid growth in consumer lending portfolios more than offset a $29.7 million decline in commercial balances, a result of the previously mentioned unscheduled payoffs.  Investment securities totaled $2.88 billion at September 30, 2016, a level consistent with the previous four quarter-ends.

Shareholders' equity of $1.24 billion at September 30, 2016 was $195.6 million, or 18.7%, higher than the prior year third quarter-end, driven by strong earnings generation and capital retention over the last four quarters as well as the issuance of 2.38 million shares of common stock, or $102.2 million, reflecting the equity portion of the consideration in the Oneida transaction.  The Company's net tangible equity to net tangible assets ratio was 9.66% at September 30, 2016, up from 9.14% at September 30, 2015.  The Company's Tier 1 leverage ratio was 10.35% at the end of the third quarter.

As previously announced, in December 2015 the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2.2 million shares of the Company's common stock during a twelve-month period starting January 1, 2016.  Such repurchases may be made at the discretion of the Company's senior management depending on market conditions and other relevant factors and will be acquired through open market or privately negotiated transactions as permitted under Rule 10b-18 of the Securities Exchange Act of 1934 and other applicable legal requirements.  No shares were repurchased under this authorization in the first nine months of 2016.

Asset Quality

The Company's asset quality metrics continue to be favorable relative to comparative peer and industry averages and illustrate the long-term effectiveness of the Company's disciplined credit risk management and underwriting standards.  Net charge-offs were $1.5 million for the third quarter, compared to $1.6 million for the third quarter of 2015 and $1.4 million for the second quarter of 2016.  Net charge-offs as an annualized percentage of average loans were 0.12% in the third quarter of 2016, compared to 0.15% in the prior year third quarter and 0.11% in the second quarter of 2016.  Nonperforming loans as a percentage of total loans at September 30, 2016 were 0.47%, improved from 0.58% at September 30, 2015 and 0.49% as of June 30, 2016.  The total loan delinquency ratio of 1.06% at the end of the third quarter was down 13 basis points from the end of the third quarter of 2015, and down four basis points from June 30, 2016.  The third quarter provision for loan losses of $1.8 million was $0.1 million lower than the third quarter of 2015, and $0.5 million lower than the second quarter of 2016.  The allowance for loan losses to nonperforming loans was 201% at September 30, 2016, compared with the 181% and 193% levels at the end of the third quarter of 2015 and the second quarter of 2016, respectively.

Dividend Increase

In August, the Company declared a quarterly cash dividend of $0.32 per share on its common stock, marking the 24th consecutive year of dividend increases.  President and Chief Executive Officer, Mark E. Tryniski, commented, "The payment of a meaningful and growing dividend is an important component of our commitment to provide consistent and favorable long-term returns to our shareholders.  The increase reflected the continued strength of both our current operating performance and capital position."  The one cent increase, or 3.2%,  in the Company's quarterly cash dividend over the same quarter of the prior year, represents an annualized yield of 2.7% based upon its' closing price of $47.50 on October 21, 2016.

Conference Call Scheduled

Company management will conduct an investor call at 11:00 a.m. (ET) tomorrow (Tuesday, October 25, 2016) to discuss third quarter results.  The conference call can be accessed at 888-503-8171 (1-719-325-2133 if outside the United States and Canada) using the conference ID code 5675553.  Investors may also listen live via the Internet at: http://www.webcaster4.com/Webcast/Page/995/17761.

This earnings release, including supporting financial tables, is available within the press releases section of the Company's investor relations website at: http://ir.communitybanksystem.com.  An archived webcast of the earnings call will be available on this site for one full year.

Community Bank System, Inc. operates more than 200 customer facilities across Upstate New York and Northeastern Pennsylvania through its banking subsidiary, Community Bank, N.A. With assets of approximately $8.7 billion, the DeWitt, N.Y. headquartered company is among the country's 150 largest financial institutions. In addition to a full range of retail, business, and governmental banking services, the Company offers comprehensive financial planning, insurance and wealth management services through its' Community Bank Wealth Management Group and OneGroup NY, Inc. operating subsidiaries.  The Company's Benefit Plans Administrative Services, Inc. subsidiary is a leading provider of employee benefits administration, trust services, and actuarial consulting services to customers on a national scale. Community Bank System, Inc. is listed on the New York Stock Exchange and the Company's stock trades under the symbol CBU. For more information about Community Bank visit www.communitybankna.com or http://ir.communitybanksystem.com.

# # #

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The following factors, among others, could cause the actual results of CBU's operations to differ materially from CBU's expectations: the successful integration of operations of its acquisitions; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements.  These statements are based on the current beliefs and expectations of CBU's management and CBU does not assume any duty to update forward-looking statements.

Summary of Financial Data
(Dollars in thousands, except per share data)
	Quarter Ended		Year-to-Date
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Earnings
Loan income	$53,706	$47,040	$157,865	$138,422
Investment income	17,616	18,244	54,323	53,196
Total interest income	71,322	65,284	212,188	191,618
Interest expense	2,859	2,921	8,538	8,187
Net interest income	68,463	62,363	203,650	183,431
Provision for loan losses	1,790	1,906	5,436	3,120
Net interest income after provision for loan losses	66,673	60,457	198,214	180,311
Deposit service fees	14,894	13,459	43,636	39,142
Revenues from mortgage banking and other banking services	2,863	2,045	6,039	3,899
Wealth management and insurance services	10,928	4,552	32,381	13,383
Employee benefit services	11,267	11,330	34,949	33,727
Total noninterest income	39,952	31,386	117,005	90,151
Salaries and employee benefits	38,300	31,179	115,388	93,218
Occupancy and equipment	7,373	6,652	22,445	20,891
Amortization of intangible assets	1,359	843	4,204	2,642
Acquisition expenses	2	562	342	1,318
Other	19,192	16,843	57,872	50,006
Total operating expenses	66,226	56,079	200,251	168,075
Income before income taxes	40,399	35,764	114,968	102,387
Income taxes	13,239	10,742	37,548	31,228
Net income	$27,160	$25,022	$77,420	$71,159
Basic earnings per share	$0.61	$0.61	$1.75	$1.74
Diluted earnings per share	$0.61	$0.60	$1.74	$1.72

Summary of Financial Data
(Dollars in thousands, except per share data)
	2016			2015
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
Earnings
Loan income	$53,706	$52,509	$51,650	$49,321	$47,040
Investment income	17,616	18,601	18,106	18,683	18,244
Total interest income	71,322	71,110	69,756	68,004	65,284
Interest expense	2,859	2,804	2,875	3,015	2,921
Net interest income	68,463	68,306	66,881	64,989	62,363
Provision for loan losses	1,790	2,305	1,341	3,327	1,906
Net interest income after provision for loan losses	66,673	66,001	65,540	61,662	60,457
Deposit service fees	14,894	15,008	13,734	13,605	13,459
Revenues from mortgage banking and other banking services	2,863	1,597	1,579	1,061	2,045
Wealth management and insurance services	10,928	10,496	10,957	6,825	4,552
Employee benefit services	11,267	11,671	12,011	11,661	11,330
Loss on sale of investments	0	0	0	(4)	0
Total noninterest income	39,952	38,772	38,281	33,148	31,386
Salaries and employee benefits	38,300	37,950	39,138	33,138	31,179
Occupancy and equipment	7,373	7,409	7,663	6,702	6,652
Amortization of intangible assets	1,359	1,403	1,442	1,021	843
Acquisition expenses	2	263	77	5,719	562
Other	19,192	19,331	19,349	18,400	16,843
Total operating expenses	66,226	66,356	67,669	64,980	56,079
Income before income taxes	40,399	38,417	36,152	29,830	35,764
Income taxes	13,239	12,560	11,749	9,759	10,742
Net income	27,160	25,857	24,403	20,071	25,022
Basic earnings per share	$0.61	$0.58	$0.55	$0.48	$0.61
Diluted earnings per share	$0.61	$0.58	$0.55	$0.47	$0.60
Profitability
Return on assets	1.24%	1.20%	1.14%	0.98%	1.25%
Return on equity	8.71%	8.62%	8.34%	7.41%	9.77%
Return on tangible equity(3)	13.52%	13.63%	13.38%	10.98%	14.82%
Noninterest income/operating income (FTE) (1)	36.0%	35.3%	35.5%	32.8%	32.4%
Efficiency ratio (2)	58.5%	59.0%	61.4%	57.6%	56.4%
Components of Net Interest Margin (FTE)
Loan yield	4.36%	4.35%	4.33%	4.43%	4.40%
Cash equivalents yield	0.46%	0.46%	0.47%	0.25%	0.22%
Investment yield	2.88%	3.06%	2.97%	2.98%	2.94%
Earning asset yield	3.82%	3.87%	3.82%	3.86%	3.81%
Interest-bearing deposit rate	0.13%	0.14%	0.14%	0.14%	0.14%
Borrowing rate	1.31%	1.50%	1.33%	0.83%	0.72%
Cost of all interest-bearing funds	0.20%	0.20%	0.20%	0.22%	0.21%
Cost of funds (includes DDA)	0.16%	0.15%	0.16%	0.17%	0.17%
Net interest margin (FTE)	3.67%	3.73%	3.67%	3.70%	3.65%
Fully tax-equivalent adjustment	$2,450	$2,605	$2,524	$3,041	$3,162

Summary of Financial Data
(Dollars in thousands, except per share data)
	2016			2015
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
Average Balances
Loans	$4,913,517	$4,866,574	$4,812,575	$4,459,575	$4,287,062
Cash equivalents	19,110	19,456	22,355	12,448	12,395
Taxable investment securities	2,179,044	2,178,448	2,172,983	2,214,690	2,187,818
Nontaxable investment securities	571,327	588,897	603,297	614,891	635,627
Total interest-earning assets	7,682,998	7,653,375	7,611,210	7,301,604	7,122,902
Total assets	8,712,758	8,656,653	8,604,264	8,161,843	7,919,966
Interest-bearing deposits	5,405,180	5,517,287	5,458,273	4,943,210	4,739,513
Borrowings	327,578	249,263	296,964	607,771	675,958
Total interest-bearing liabilities	5,732,758	5,766,550	5,755,237	5,550,981	5,415,471
Noninterest-bearing deposits	1,569,960	1,532,322	1,527,585	1,405,416	1,363,022
Shareholders' equity	1,239,927	1,206,353	1,177,246	1,074,243	1,016,448
Balance Sheet Data
Cash and cash equivalents	$161,542	$161,634	$138,513	$153,210	$156,836
Investment securities	2,877,644	2,931,301	2,902,878	2,847,940	2,917,263
Loans:
Consumer mortgage	1,798,748	1,779,295	1,777,792	1,769,754	1,621,862
Business lending	1,506,878	1,536,546	1,509,421	1,497,271	1,288,772
Consumer indirect	1,037,077	993,132	941,151	935,760	872,988
Home equity	401,784	399,870	403,273	403,514	345,446
Consumer direct	196,134	195,959	189,535	195,076	184,479
Total loans	4,940,621	4,904,802	4,821,172	4,801,375	4,313,547
Allowance for loan losses	46,789	46,526	45,596	45,401	45,588
Intangible assets, net	482,119	483,478	484,881	484,146	384,525
Other assets	312,609	307,422	314,053	311,399	270,583
Total assets	8,727,746	8,742,111	8,615,901	8,552,669	7,997,166
Deposits:
Noninterest-bearing	1,577,194	1,546,253	1,533,085	1,499,616	1,357,554
Non-maturity interest-bearing	4,771,436	4,664,635	4,808,650	4,569,310	4,081,796
Time	728,789	746,966	777,327	804,548	708,760
Total deposits	7,077,419	6,957,854	7,119,062	6,873,474	6,148,110
Borrowings	133,900	267,600	33,700	301,300	558,100
Subordinated debt held by unconsolidated subsidiary trusts	102,164	102,158	102,152	102,146	102,140
Accrued interest and other liabilities	173,681	177,570	160,322	135,102	143,790
Total liabilities	7,487,164	7,505,182	7,415,236	7,412,022	6,952,140
Shareholders' equity	1,240,582	1,236,929	1,200,665	1,140,647	1,045,026
Total liabilities and shareholders' equity	8,727,746	8,742,111	8,615,901	8,552,669	7,997,166
Capital
Tier 1 leverage ratio	10.35%	10.14%	9.95%	10.32%	10.09%
Tangible equity/net tangible assets (3)	9.66%	9.58%	9.25%	8.59%	9.14%
Diluted weighted average common shares O/S	44,835	44,636	44,356	42,373	41,470
Period end common shares outstanding	44,357	44,179	44,070	43,775	41,019
Cash dividends declared per common share	$0.32	$0.31	$0.31	$0.31	$0.31
Book value	$27.97	$28.00	$27.24	$26.06	$25.48
Tangible book value(3)	$18.06	$17.99	$17.16	$15.90	$17.05
Common stock price (end of period)	$48.11	$41.09	$38.21	$39.94	$37.17

Summary of Financial Data
(Dollars in thousands, except per share data)
	2016			2015
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
Asset Quality
Nonaccrual loans	$21,301	$22,150	$23,765	$21,728	$23,133
Accruing loans 90+ days delinquent	2,015	1,909	2,327	2,195	2,075
Total nonperforming loans	23,316	24,059	26,092	23,923	25,208
Other real estate owned (OREO)	2,060	1,726	2,031	2,088	2,531
Total nonperforming assets	25,376	25,785	28,123	26,011	27,739
Net charge-offs	1,527	1,375	1,146	3,514	1,600
Allowance for loan losses/loans outstanding	0.95%	0.95%	0.95%	0.95%	1.06%
Nonperforming loans/loans outstanding	0.47%	0.49%	0.54%	0.50%	0.58%
Allowance for loan losses/nonperforming loans	201%	193%	175%	190%	181%
Net charge-offs/average loans	0.12%	0.11%	0.10%	0.31%	0.15%
Delinquent loans/ending loans	1.06%	1.10%	1.00%	1.16%	1.19%
Loan loss provision/net charge-offs	117%	168%	117%	95%	119%
Nonperforming assets/total assets	0.29%	0.29%	0.33%	0.30%	0.35%
Asset Quality (excluding loans acquired since 1/1/09)
Nonaccrual loans	$16,967	$18,259	$20,045	$18,804	$20,504
Accruing loans 90+ days delinquent	1,870	1,573	1,837	1,802	1,876
Total nonperforming loans	18,837	19,832	21,882	20,606	22,380
Other real estate owned (OREO)	1,594	1,258	1,497	1,546	1,720
Total nonperforming assets	20,431	21,090	23,379	22,152	24,100
Net charge-offs	1,432	1,404	898	3,420	1,473
Allowance for loan losses/loans outstanding	1.02%	1.02%	1.04%	1.05%	1.10%
Nonperforming loans/loans outstanding	0.43%	0.46%	0.52%	0.49%	0.55%
Allowance for loan losses/nonperforming loans	238%	224%	200%	212%	201%
Net charge-offs/average loans	0.13%	0.13%	0.09%	0.34%	0.14%
Delinquent loans/ending loans	1.01%	1.08%	1.00%	1.19%	1.14%
Loan loss provision/net charge-offs	124%	144%	112%	62%	127%
Nonperforming assets/total assets	0.25%	0.26%	0.29%	0.28%	0.31%

(1) Excludes gains and losses on sales of investment securities and debt prepayments.
(2) Excludes intangible amortization, acquisition expenses, litigation settlement charge, gains and losses on sales of investment securities and losses on debt extinguishments.
(3) Includes deferred tax liabilities (of approximately $42.5 million at 9/30/16) generated from tax deductible goodwill.

# # #

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The following factors, among others, could cause the actual results of CBU's operations to differ materially from CBU's expectations: the successful integration of operations of its acquisitions; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements.  CBU does not assume any duty to update forward-looking statements.